Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 25 dated November 6, 2002
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                    52517PSZ5

ISIN:                         US52517PSZ52

Specified Currency:           US Dollars

Principal Amount:             US$250,000,000.00

                              Total                   Per Note

Issue Price:                  US$248,325,000.00        99.330%

Agents' Commission:           US$  1,562,500.00         0.625%

Proceeds to Lehman
   Brothers Holdings:         US$246,762,500.00        98.705%

Agents:                       Lehman Brothers Inc.
                              ABN AMRO Incorporated
                              Banc of America Securities LLC
                              Credit Lyonnais Securities (USA) Inc.
                              Fleet Securities, Inc.
                              HSBC Securities (USA) Inc.
                              J.P. Morgan Securities Inc.
                              Mellon Financial Markets, LLC
                              Salomon Smith Barney Inc.
                              U.S. Bancorp Piper Jaffray Inc.

Agents' Capacity:             [  ] As agent          [X ] As principal



[ ] The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

[X ] The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

Trade Date:                   November 6, 2002

Original Issue Date:          November 12, 2002

Stated Maturity Date:         November 15, 2017

Amortizing Note:              [  ] Yes      [X ] No

Amortization Schedule:        Not applicable



[X ]  Fixed Rate Note         Interest Rate per Annum:         5.875%

[  ]  Floating Rate Note      [  ]  CD Rate
                 [  ]  Commercial Paper Rate
                 [  ]  Federal Funds Rate
                 [  ]  LIBOR Telerate
                 [  ] LIBOR Reuters
                 [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                 [  ]  Prime Rate
                 [  ]  J.J. Kenny Rate
                 [  ]  Eleventh District Cost of Funds Rate
                 [  ]  Other:  __________________________

Interest Payment Dates:       Each May 15 and November 15, commencing on
                              May 15, 2003

"Accrue to Pay":              [  ] Yes       [X ] No

Optional Redemption:          The Note may not be redeemed prior to Stated
                              Maturity at  the option of Lehman Brothers
                              Holdings.

Optional Repayment:           The holder of the Note may not elect repayment
                              of the Note by Lehman Brothers Holdings prior to Stated Maturity.

Extension of Maturity:        Lehman Brothers Holdings may not extend the
                              Stated Maturity Date of the Note.

Form of Note:                 [X ] Book-entry only (global)   [  ] Certificated

Depository:                   The Depository Trust Company

Authorized Denominations:     $1,000 or any larger whole multiple

Other Terms:                  Not applicable



CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of Notes as of the date hereof. Except where noted, this summary deals only with Notes that are held as capital assets by a non-United States holder who purchases those Notes upon original issuance at their initial public offering price. A summary of certain United States federal tax consequences that will apply to a United States holder of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders" in the Prospectus. Such holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 30% for payments made during 2002 and 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action. To the extent this summary is inconsistent with the summary under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders" in the Prospectus, it replaces that summary.

For purposes of this summary, a holder of Notes is a "United States holder" if it is:

*  a citizen or resident of the United States;
* a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;
* an estate the income of which is subject to United States federal income taxation regardless of its source; or
* a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A "non-United States holder" is a holder of Notes other than a "United States holder."

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this Pricing Supplement. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the federal income tax consequences to a non-United States holder in light of such non-United States holder's particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to a non-United States holder if such non-United States holder is subject to special treatment under the United States federal income tax laws (including if such non-United States holder is a "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company" or, in certain circumstances, a United States expatriate). Lehman Brothers Holdings cannot assure non-United States holders that a change in law will not alter significantly the tax considerations that are described in this summary.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder who is a partner of a partnership holding Notes should consult such holder's tax advisors.

Any person who is considering the purchase of Notes should consult such person's own tax advisors concerning the particular United States federal income tax consequences of the ownership of the Notes, as well as the consequences arising under the laws of any other taxing jurisdiction.


United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal or interest on the Notes to a non-United States holder provided that:

* the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of the voting stock of Lehman Brothers Holdings within the meaning of the Code and applicable United States Treasury regulations;
* the non-United States holder is not a controlled foreign corporation that is related to Lehman Brothers Holdings through stock ownership;
* the non-United States holder is not not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and
* either (a) the non-United States holder provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalty of perjury, that such non-United States holder is not a United States person or (b) such non-United States holder holds its Notes through certain foreign intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to certain non-United States holders that are entities rather than individuals. If a non-United States holder cannot satisfy the requirements described above, payments of premium, if any, and interest made to such non-United States holder will be subject to the 30% United States federal withholding tax, unless such non-United States holder provides Lehman Brothers Holdings with a properly executed:

* IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty; or
* IRS Form W-8ECI (or successor form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with such non-United States holder's conduct of a trade or business in the United States (as discussed below under "-United States Federal Income Tax").

The 30% United States federal withholding tax generally will not apply to any gain that a non-United States holder realizes on the sale, exchange, retirement or other disposition of Notes.


United States Federal Income Tax

If a non-United States holder is engaged in a trade or business in the United States and premium, if any, or interest on the Notes is effectively connected with the conduct of that trade or business, such non-United States holder will be subject to United States federal income tax on that premium or interest on a net income basis (although exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under "-United States Federal Withholding Tax" are satisfied) in the same manner as if such non-United States holder were a United States person, as defined under the Code. In addition, if a non-United States holder is a foreign corporation, such non-United States holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by such non-United States holder of a trade or business in the United States.

A non-United States holder will generally not be subject to United States federal income tax on any gain realized on the disposition of a Note unless:

* the gain is effectively connected with such non-United States holder's conduct of a trade or business in the United States; or
* such non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.


United States Federal Estate Tax

A non-United States holder's estate will not be subject to United States federal estate tax on Notes beneficially owned by such non-United States holder at the time of its death provided that:

* any payment to such non-United States holder on the Notes would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those Notes would not have been, if received at the time of such non-United States holder's death, effectively connected with the conduct by such non-United States holder of a trade or business in the United States.


Information Reporting and Backup Withholding

If a holder is a non-United States holder of Notes, Lehman Brothers Holdings must report annually to the Internal Revenue Service and to such holder the amount of payments Lehman Brothers Holdings makes to such holder and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which such holder resides under the provisions of an applicable income tax treaty. A non-United States holder will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to such non-United States holder provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that such non-United States holder is a United States person and Lehman Brothers Holdings has received from such non-United States holder the statement described above in the fourth bullet point under "-United States Federal Withholding Tax."

In addition, a non-United States holder will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a Note made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that such non-United States holder is a United States person, or such non-United States holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


UNDERWRITING

Subject to the terms of a Purchase Agreement, dated as of November 6, 2002, between Lehman Brothers Holdings and Lehman Brothers Inc. and the Agents set forth below (collectively, the "Agents"), Lehman Brothers Holdings has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amounts of Notes set forth opposite their names below:

                                                             Principal Amount
Agents                                                       of the Notes

Lehman Brothers Inc.                                         $ 216,250,000
ABN AMRO Incorporated                                            3,750,000
Banc of America Securities LLC                                   3,750,000
Credit Lyonnais Securities (USA) Inc.                            3,750,000
Fleet Securities, Inc.                                           3,750,000
HSBC Securities (USA) Inc.                                       3,750,000
J.P. Morgan Securities Inc.                                      3,750,000
Mellon Financial Markets, LLC                                    3,750,000
Salomon Smith Barney Inc.                                        3,750,000
U.S. Bancorp Piper Jaffray Inc.                                  3,750,000

Total .........................................              $ 250,000,000


Under the terms and conditions of the Purchase Agreement, the Agents are is committed to take and pay for all of the Notes, if any are taken. The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price less a concession not in excess of 0.350% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.250% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, as described in the Prospectus.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.



Lehman Brothers Holdings Inc.


By:     /s/ Thomas O'Sullivan
Name:   Thomas O'Sullivan
Title:  Authorized Officer